

Mail Stop 3233

October 29, 2015

Via E-mail
Mr. Deric S. Eubanks
Chief Financial Officer
Ashford Hospitality Trust, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, TX 75254

> **Re: Ashford Hospitality Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Response Dated October 13, 2015**
> **File No. 1-31775**

Dear Mr. Eubanks:

We have reviewed your October 13, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2015 letter.

Form 8-K filed August 6, 2015

Exhibit 99.1

1.   We note your response to our prior comment 6.
    a. In future press releases where you disclose an implied share price please include disclosure of all the key assumptions used in determining the implied share price.
    b. Please also revise your disclosure to state the limitations of the method you used to calculate your implied share price.
    c. Please provide a quantitative illustration of sensitivity based on one or more key assumptions changing.
    Please provide us an example of your proposed disclosure.

2.   We note your response to our prior comment 6. Please clarify for us how you determined it is appropriate to use a cap rate from the private market. Also, please tell us how you determined 7.0% is consistent with trades of similar assets in the private market. Please tell us the nature of the differences between the trailing 12-month NOI Cap Rate and the forward 12-month NOI Cap Rate. Further, tell us how you determined it is appropriate to compare the rate you use to the trailing rate instead of the forward rate.

         You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or Sonia Barros, Assistant Director, at (202) 551-3655 with any other questions.

                                        Sincerely,

                                        /s/ Jennifer Monick

                                        Jennifer Monick
                                        Assistant Chief Accountant
                                        Office of Real Estate and
                                        Commodities